UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F

(**Under the Securities Exchange Act of 1934**)

TheAmericanWest.com Inc.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 000-32685

Nevada
(State of Organization)

88-0422023
IRS Employer Identification Number)

12691 Apple Valley Road
Apple Valley, California 92308
(Address of principle executive offices)

(760) 240-2401
(Registrant's telephone number)

MARCH 28, 2003

INTRODUCTION

This Information Statement is being furnished by TheAmericanWest.com Inc. (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in control of the Company and an acquisition of assets. The change of control and acquisition of assets will result upon closing of an Agreement and Plan of Merger ("Agreement") by and between the Company and WordLogic Corporation ("WordLogic"), and the shareholders of WordLogic. WordLogic is a Delaware corporation whose principal place of business is located at 650 West Georgia Street, Suite 2400, Vancouver, B.C., Canada.

The Agreement and Plan of Merger is dated as of March 11, 2003; and shall be entered into by the Company to merge with and acquire the assets of WordLogic subject to completion of mutual due diligence examination of the Company and WordLogic. To accomplish the Agreement, the Company will acquire all of WordLogic's outstanding common stock owned by the shareholders of WordLogic. WordLogic shareholders shall receive a total of eighteen million, eight hundred ninety-two thousand, nine hundred eighty-two (18,892,982) shares of the Company's common stock, which shall constitute approximately eighty-five percent (85%) of all the outstanding shares of the Company's common stock upon closing of the Agreement, in exchange for all of the WordLogic shares.

NAME OF SURVIVING CORPORATION

The corporation which shall survive the Agreement contemplated is TheAmericanWest.com Inc., a Nevada corporation. However, immediately following closure of the Agreement, the name of the surviving corporation shall be changed to WordLogic Corporation.

BOARD OF DIRECTORS AND OFFICERS

All of the officers and directors of TheAmericanWest.com shall have resigned as of the date of closing of the Agreement. The directors and officers of WordLogic Corporation, as of the date of closing of the Agreement, shall be the directors and officers of the surviving corporation, each to serve until his respective successor shall have been elected and qualified.

WORDLOGIC COPORATION

Founded in 1998, WordLogic is a privately held company based out of Vancouver, British Columbia. The company is a developer of predictive text entry software. WordLogic Corporation is a progressive developer and licensor of advanced text input software for wireless information devices. WordLogic addresses the need of mobile device manufacturers to offer their customers a simple and easy method of entering information into mobile devices.

WordLogic has agreements for its software in multiple languages with leading computer manufacturers. The WordLogic (TM) Predictive Keyboard is simple to learn and an efficient method of text entry for computing and communications devices, especially mobile devices that are limited in screen dimensions. The system has been designed to be compact and compressible allowing it to operate effectively in small handheld devices as well as larger in-vehicle or mounted touch-screen devices.

Incorporated in the United States, WordLogic's research, testing and marketing facilities are located in Vancouver, Canada.

VOTING SECURITIES

TheAmericanWest.com Inc.

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $0.001 par value, of which 59,907,006 shares are outstanding as of the date of this Information Statement. The Company has no other capital stock authorized or issued. Immediately prior to the close of the Agreement, the Company shall cause to be cancelled 57,000,000 shares of common stock.

WordLogic Corporation

The authorized capital stock of WordLogic consists of 100,000,000 shares of common stock, zero par value, of which 18,892,982 shares are outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

TheAmericanWest.com Inc.

TheAmericanWest.com has authorized 100,000,000 shares of common stock. Currently issued and outstanding shares of common stock is 59,907,006.

Name	Class of Shares	Average Price Per Share	Number of Shares Now Held	% of Total Outstanding
John Schaffer	Common Stock	$0.001	57,000,000	95

Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

Number of shares beneficially owned by officers and directors as a group: 57,090,000

WordLogic Corporation

WordLogic has authorized 100,000,000 shares of common stock. Currently issued and outstanding shares of common stock are 18,892,982.

Name	Class of Shares	Average Price Per Share	Number of Shares Now Held	% of Total Outstanding
Franklin R. Evanshen	Common Stock	$0.03	6,755,383	35.8
Harold Gunn	Common Stock	$0.001	6,054,836	32.0

Office Street Address: 640 West Georgia Street, Suite 2400
Vancouver, B.C., Canada

Number of shares beneficially owned by officers and directors as a group: 6,755,383

CHANGES IN CONTROL

At the closing of the Agreement, the current directors and officers of TheAmericanWest.com Inc. shall have resigned their positions as directors and officers. At the Closing of the Agreement, the current directors and officers of WordLogic shall be the directors and officers of the surviving corporation. As a result, the Company shall have experienced a change in control. Pursuant to Rule 14f-1 of the Exchange Act of 1934, not less than ten days prior to any such person taking office as a director this information statements shall be filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the issuer who would be entitled to vote at a meeting for election of directors.

LEGAL PROCEEDINGS

No material legal proceeding, to which either the Company or WordLogic is a party or to which the property of the Company or WordLogic is subject, is pending or is known by either the Company or WordLogic. The Company or WordLogic is not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company or WordLogic is a party adverse to the Company or WordLogic or has a material interest adverse to the Company or WordLogic.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to the incoming directors and officers, who will become directors and officers of the surviving corporation upon the effective date of the Agreement:

Name	Age	Position
Frank Evanshen	54	President, Chief Executive Officer and Chairman
T. Allen Rose	48	Chief Financial Officer and Director

Frank Evanshen has been active in venture financing and management for over 15 years. Prior to focusing exclusively on WordLogic, Frank was chairman of Equity Capital Corporation, chairman and president of Meridian Mercantile, and chairman of MCC Meridian Capital Corporation. In the early 1980s, Frank established a retail food operation in BC which opened 17 locations and achieved 25% market share within its first year of operation, before selling his interest in the venture. Prior to that in the late 1970s, Frank led the Texas Instruments team that launched the home computer products to the Canadian market.

Allen Rose has over 20 years experience in financial management of start-up companies, as well as large private and public companies. A Chartered Accountant, Allen obtained his B.Comm. from McMaster University and articled with Ernest & Young in Toronto. Prior to joining WordLogic, Allen was CFO for Boston Pizza international and Priority Management Systems, and was controller for Wajax Industries, First City Trust, and Keg Restaurants. In addition to operating his own recreational business, he has also been a director of numerous small-cap companies.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

No transaction has occurred within the past fiscal year resulting in a aggregate obligation exceeding $60,000 between the registrant and any officer, director, nominee, five percent security holder or immediate family member of those persons.

John Schaffer, the company's current president has an accrued debt owed to him from contributions made since inception, as of December 31, 2002 this amount is $313,228

None of the current officers or directors of TheAmericanWest.com Inc. are related by blood or marriage.

None of the current officers or directors of WordLogic Corporation are related by blood or marriage.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the aggregate cash compensation paid for services rendered during the last fiscal year.

TheAmericanWest.com Inc.

Name and Principal Position	Fiscal Year	Salary Compensation	Bonus	Other Compensation
Charles Frederick Brooks Former Officer	2002	0	0	0
John A Schaffer President and Director	2002	0	0	0
Greg Hillers Former Officer	2002	0	0	0

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of TheAmericanWest.com in the event of retirement at normal retirement date pursuant to any existing plan provided by TheAmericanWest.com.

No employment agreements exist or are currently contemplated.

There was no compensation paid to any directors of TheAmericanWest.com as director's fees.

WordLogic Corporation

Reflects amounts paid or payable by TheAmericanWest.com

Name and Principal Position	Fiscal Year	Salary Compensation	Bonus	Other Compensation
Frank Evanshen President, Chief Executive Officer	2002	0	0	0
T. Allen Rose Chief Financial Officer	2002	0	0	0

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

(continuation)

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of WordLogic Corporation in the event of retirement at normal retirement date pursuant to any existing plan provided by WordLogic Corporation.

No employment agreements currently exist.

There was no compensation paid to any directors of WordLogic Corporation as director's fees.

No officer or director compensation or retirement obligations are assumed by TheAmericanWest.com as a result of the contemplated acquisition and expected change in control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Information Statement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TheAmericanWest.com Inc.

By: /s/ John Schaffer, President
John Schaffer, President

Dated: April 2, 2003